UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

DURATA THERAPEUTICS, INC.

(Name of Subject Company)

DELAWARE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

ACTAVIS W.C. HOLDING INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

ACTAVIS plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

26658A107

(CUSIP Number of Class of Securities)

A. Robert D. Bailey, Esq.

Chief Legal Officer and Corporate Secretary

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

(862) 261-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew L. Bab, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$828,466,550.42	$96,267.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (i) 26,790,203 shares of common stock, par value $0.01 per share (the “Shares”), of Durata Therapeutics, Inc. (“Durata”) outstanding multiplied by the sum of (x) the offer price of $23.00 per share and (y) the maximum aggregate contingent cash consideration payment of $5.00 per share, (ii) 3,216 Shares subject to unvested restricted stock units multiplied by the sum of (x) the offer price of $23.00 per share and (y) the maximum aggregate contingent cash consideration payment of $5.00 per share, and (iii) 4,062,867 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $23.00 per share, multiplied by $19.26, which is the (x) offer price of $23.00 per share minus (y) weighted average exercise price for such options of $8.74 per share plus (z) maximum aggregate contingent cash consideration payment of $5.00 per share. The calculation of the filing fee is based on information provided by Durata as of October 5, 2014.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $96,267.81	Filing Party: Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and Actavis plc
Form or Registration No.: Schedule TO	Date Filed: October 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), with the Securities and Exchange Commission on October 17, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Durata Therapeutics, Inc., a Delaware corporation (“Durata”), at a price of (x) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 17, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer”.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.	Additional Information.

Regulation M-A Item 1011

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the fourth sentence under the subheading “Compliance with the HSR Act” of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” and replacing such sentence with the following:

“On October 31, 2014, Durata and Parent received notice that the FTC granted early termination of the applicable waiting period. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to Item 12:

(a)(1)(I)	Joint Press Release issued by Actavis plc and Durata Therapeutics, Inc. on October 31, 2014.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2014

ACTAVIS W.C. HOLDING INC.

By:	/s/ Sigurd C. Kirk
Name:	Sigurd C. Kirk
Title:	Senior Vice President,
Corporate Business Development & Integration

DELAWARE MERGER SUB, INC.

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Vice President

ACTAVIS plc

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Secretary and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(I)	Joint Press Release issued by Actavis plc and Durata Therapeutics, Inc. on October 31, 2014.